Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS
ENDED 31ST DECEMBER 2010

(Rs.in crore except as stated)
						Previous
				Nine Months	Nine Months	accounting Year
		Quarter ended	Quarter ended	ended	ended	ended
S.		31.12.2010	31.12.2009	31.12.2010	31.12.2009	31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	4,378.41	3,611.99	10,468.80	9,592.86	13,114.28
	(b) Other Operating Income	5.05	0.31	10.83	3.88	10.22

	Total Income	4,383.46	3,612.30	10,479.63	9,596.74	13,124.50

2	Expenditure
	a. (Increase)/decrease in stock in trade and work in progress	(95.17)	(77.95)	(518.55)	(487.29)	(339.79)
	b. Consumption of raw materials #	4,141.53	3,314.90	9,839.99	8,993.39	11,993.85
	c. Purchases of traded goods	—	0.37	17.20	93.22	93.22
	d. Employees Cost	23.00	19.43	66.04	60.39	77.28
	e. Depreciation	38.17	37.83	114.46	112.68	150.64
	f. Other expenditure	177.89	197.16	615.64	590.92	790.08

	Total Expenditure	4,285.42	3,491.74	10,134.78	9,363.31	12,765.28

3	Profit from Operations before Other Income, Interest & Exceptional Items	98.04	120.56	344.85	233.43	359.22

4	Other Income	354.46	270.78	1,349.97	675.80	1,125.36

5	Profit before Interest & Exceptional Items	452.50	391.34	1,694.82	909.23	1,484.58

6	Interest & Finance Charges @	66.28	155.95	186.49	286.13	263.25

7	Profit after Interest but before Exceptional Items	386.22	235.39	1,508.33	623.10	1,221.33

8	Exceptional expenses	—	273.53	—	273.53	273.53

9	Profit from Ordinary Activities before tax after Exceptional Items	386.22	(38.14)	1,508.33	349.57	947.80

10	Tax expenses including Current & Deferred	69.84	(40.33)	371.65	25.17	116.30

11	Net Profit from Ordinary activities after Tax	316.38	2.19	1,136.68	324.40	831.50

12	Extraordinary Items (net of tax)	—	—	—	—	—

13	Net Profit for the period after Extraordinary Items	316.38	2.19	1,136.68	324.40	831.50

14	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter, nine months and previous year Rs. 2 per share) (refer Note 2)	336.12	168.08	336.12	168.08	168.08
15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					22,100.00
16	Earnings Per Share (Rs.) (Not annualised)*
	—Basic EPS	0.94 *	0.01 *	3.38 *	0.98 *	2.60
	—Diluted EPS	0.94 *	0.01 *	3.10 *	0.98 *	2.46

17	Public Shareholding (Excluding shares against which ADRs are issued)
	— Number of Shares	1,148,106,522	270,755,114	1,148,106,522	270,755,114	277,785,648
	— Percentage of Shareholding	34.16%	32.22%	34.16%	32.22%	33.05%

18	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—	—	—
	— Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	— Number of Shares	1,774,574,852	437,177,548	1,774,574,852	437,177,548	437,622,694
	— Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.80%	52.02%	52.80%	52.02%	52.07%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. (107.40) crore in Q3 FY 2011, Rs. (89.70) crore in nine months ended 31st December 2010, Rs. (136.90) crore in Q3 FY 2010, Rs. (182.63) crore in nine months ended 31st December 2009 & Rs. (261.27) crore in FY 2009-10.

@	Comprises (net) of exchange (gain)/loss — Rs. 1.81 crore in Q3 FY 2011, Rs. (6.18) crore in nine months ended 31st December 2010, Rs. 21.90 crore in Q3 FY 2010, Rs. 55.58 crore in nine months ended 31st December 2009 & Rs. 6.81 crore in FY 2009-10.

							Previous
					Nine Months	Nine Months	accounting Year
			Quarter ended	Quarter ended	ended	ended	ended
S.			31.12.2010	31.12.2009	31.12.2010	31.12.2009	31.03.2010
No.		Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1		Segment Revenue
a	)	Copper	4,280.74	3,449.93	10,065.36	9,171.43	12,579.03
b	)	Phosphoric Acid	124.86	166.83	486.56	466.54	612.79
c	)	Others	—	—	—	—	—
		Total	4,405.60	3,616.76	10,551.92	9,637.97	13,191.82
		Less: Inter Segment Revenues	27.19	4.77	83.12	45.11	77.54
		Net Sales/Income from Operations	4,378.41	3,611.99	10,468.80	9,592.86	13,114.28
2		Segment Results
		(Profit before tax & interest)
a	)	Copper	114.43	118.40	325.47	275.06	398.03
b	)	Phosphoric Acid	(7.02)	10.10	48.00	(2.86)	11.18
c	)	Others	0.11	—	(0.15)	(0.22)	0.07
		Total	107.52	128.50	373.32	271.98	409.28
		Less : Interest & Finance Charges	66.28	155.95	186.49	286.13	263.25
		Add: Other unallocable income net off expenses	344.98	262.84	1,321.50	637.25	1,075.30
		Less: Exceptional expenses	—	273.53	—	273.53	273.53
		Profit before Tax	386.22	(38.14)	1,508.33	349.57	947.80
3		Capital Employed
		(Segment Assets less Segment Liabilities)
a	)	Copper	3,738.10	2,822.12	3,738.10	2,822.12	3,187.31
b	)	Phosphoric Acid	205.16	285.25	205.16	285.25	323.29
c	)	Others	4.83	7.50	4.83	7.50	7.46
d	)	Unallocated	19,420.90	18,980.26	19,420.90	18,980.26	18,750.02
		Total	23,368.99	22,095.13	23,368.99	22,095.13	22,268.08

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 25th January 2011 approved the above results and its release.

2	Earnings Per Share for the quarter ended 31st December 2009, nine months ended 31st December 2009 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares issued during the nine months period ended 31st December 2010 in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

3	Exceptional items for the quarter and nine months ended 31st December 2009 include Rs 273.53 crores towards termination of purchase and sale agreement and legal expenses in connection with ASARCO acquisition.

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been higher by Rs 27.68 crore and lower by Rs. 204.33 crore for the quarter and nine months period ended 31st December 2010, interest & finance charges would have been lower by Rs 22.62 crore and Rs 66.95 crore for the quarter and nine months period ended 31st December 2010 and profit after tax would have been higher by Rs. 33.53 crore and lower by Rs 103.37 crore for the quarter and nine months period ended 31st December 2010 respectively.

5	On the Special Leave Petition (SLP) filed by the Company, Honourable Supreme Court of India has stayed the operation of the order of Madras High Court directing the closure of Copper Smelter at Tuticorin and matter is pending before the honourable Supreme Court.

6	a) Pursuant to the share purchase agreement, dated 9th May, 2010 between inter alia Vedanta Resources Plc (the Company’s Holding Company) and Anglo American Services (UK) Ltd. (Anglo American) for the acquisition of Companies comprising the Anglo American’s zinc division (Anglo zinc assets in Namibia, Ireland & South Africa) for a total cash consideration of USD 1,338 million subject to certain adjustments, in December 2010, the Company (through its wholly owned subsidiary, Sterlite Infra Limited) completed the acquisition of its Zinc assets in Namibia for a cash consideration of USD 706.66 million. The acquisition of the remaining Zinc assets (in Ireland and South Africa) are in progress.

b) Following Companies have become subsidiaries during the quarter ended 31st December 2010- THL Zinc Ventures Ltd, THL Zinc Ltd, Anglobase Namibia Holdings (Pty) Ltd, Anglobase Namibia (Pty) Ltd, Skorpion Mining Company (Pty) Ltd, Namzinc (Pty) Ltd, Amica Guesthouse (Pty) Ltd. and Rosh Pinah Health Care (Pty) Ltd.

7	“Others” business segment represents Aluminium Foils division.

8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

9	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st December 2010: Beginning 1, Received 31, Disposed off 32, Pending 0.

10	Previous Period/Year figures have been regrouped / rearranged / reworked /restated wherever necessary.
By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 25th January 2011	Chairman

Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS
ENDED 31ST DECEMBER 2010
(Rs.in crore except as stated)

						Previous
				Nine Months	Nine Months	accounting Year
		Quarter ended	Quarter ended	ended	ended	ended
S.		31.12.2010	31.12.2009	31.12.2010	31.12.2009	31.03.2010
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	a) Net Sales/Income from Operations	8,294.32	6,669.28	20,247.80	17,353.36	24,500.60
	b) Other Operating Income	38.13	42.12	124.59	101.30	181.85
	Total Income	8,332.45	6,711.40	20,372.39	17,454.66	24,682.45
2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress [Refer note no 7(c)]	(131.54)	(104.21)	(771.34)	(607.47)	(198.16)
	b) Consumption of raw materials #	4,540.45	3,397.28	10,612.53	9,186.78	12,244.34
	c) Purchases of traded goods	—	0.37	17.20	93.22	93.22
	d) Employees Cost	257.94	239.76	764.15	618.63	853.96
	e) Depreciation	248.77	178.21	678.15	525.24	749.79
	f) Power, Fuel & Water	561.92	494.45	1,694.72	1,460.54	1,953.38
	g) Other expenditure **	1,124.99	892.52	3,064.18	2,348.20	3,260.71
	Total Expenditure	6,602.53	5,098.38	16,059.59	13,625.14	18,957.24
3	Profit from Operations before Other Income, Interest & Exceptional Items	1,729.92	1,613.02	4,312.80	3,829.52	5,725.21
4	Other Income ^	477.60	350.26	1,746.95	952.14	1,506.19
5	Profit before Interest & Exceptional Items	2,207.52	1,963.28	6,059.75	4,781.66	7,231.40
6	Interest & Finance Charges @	70.54	149.84	197.07	290.79	292.42
7	Profit after Interest but before Exceptional Items	2,136.98	1,813.44	5,862.68	4,490.87	6,938.98
8	Exceptional expenses	4.10	273.53	25.26	296.95	296.96
9	Profit from Ordinary Activities before tax after Exceptional Items	2,132.88	1,539.91	5,837.42	4,193.92	6,642.02
10	Tax expenses including Current & Deferred	421.42	275.59	1,245.40	765.40	1,232.97
11	Net Profit from Ordinary activities after Tax	1,711.46	1,264.32	4,592.02	3,428.52	5,409.05
12	Extraordinary Items (net of tax)	—	—	—	—	—
13	Net Profit for the period after Extraordinary Items	1,711.46	1,264.32	4,592.02	3,428.52	5,409.05
14	Minority Interest	508.11	480.30	1,269.02	1,169.96	1,724.08
15	Consolidated share in the Profit/(Loss) of Associate	(102.29)	(97.09)	(205.48)	59.88	58.77
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,101.06	686.93	3,117.52	2,318.44	3,743.74
17	Paid-up equity share capital (Face value of Re. 1 each) (Corresponding quarter, nine months and previous year Rs. 2 per share) (refer Note 3)	336.12	168.08	336.12	168.08	168.08
18	Reserves excluding Revaluation Reserves (As per previous year's Balance Sheet)					36,843.92
19	Earnings Per Share (Rs.) (Not annualised)*
	—Basic EPS	3.28 *	2.04 *	9.28 *	7.01 *	11.70
	—Diluted EPS	3.28 *	2.04 *	8.85 *	7.01 *	11.46
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,148,106,522	270,755,114	1,148,106,522	270,755,114	277,785,648
	Percentage of Shareholding	34.16%	32.22%	34.16%	32.22%	33.05%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued)
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—	—	—
	— Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
(b)	Non-encumbered
	— Number of Shares	1,774,574,852	437,177,548	1,774,574,852	437,177,548	437,622,694
	— Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	52.80%	52.02%	52.80%	52.02%	52.07%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss - Rs. (89.77) crore in Q3 FY 2011, Rs. (49.38) crore in nine months ended 31st December 2010 ,Rs. (143.3) crore in Q3 FY 2010, Rs. (190.46) crore in nine months ended 31st December 2009 & Rs. (295.06) crore in FY 2009-10.
**	Comprises (net) of exchange (gain)/loss - Rs. 11.87 crore in Q3 FY 2011, Rs. (7.63) crore in nine months ended 31st December 2010 ,Rs. 45.83 crore in Q3 FY 2010, Rs. 53.48 crore in nine months ended 31st December 2009 & Rs. 40.83 crore in FY 2009-10.
^	Comprises (net) of exchange (gain)/loss - Rs. 21.25 crore in Q3 FY 2011, Rs. (1.96) crore in nine months ended 31st December 2010 ,Rs. 21.27 crore in Q3 FY 2010, Rs. 186.46 crore in nine months ended 31st December 2009 & Rs. 197.36 crore in FY 2009-10.
@	Comprises (net) of exchange (gain)/loss - Rs. (3.68) crore in Q3 FY 2011, Rs. (20.20) crore in nine months ended 31st December 2010 ,Rs. (2.55) crore in Q3 FY 2010, Rs. 9.90 crore in nine months ended 31st December 2009 & Rs. (43.55) crore in FY 2009-10.

							Previous
					Nine Months	Nine Months	accounting Year
			Quarter ended	Quarter ended	ended	ended	ended
S.			31.12.2010	31.12.2009	31.12.2010	31.12.2009	31.03.2010
No.		Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1		Segment Revenue
a	)	Copper	4,530.17	3,387.92	10,343.05	8,995.32	12,535.88
b	)	Aluminium	802.34	717.51	2,186.24	1,990.71	2,836.72
c	)	Zinc, Lead and Silver	2,743.14	2,202.54	6,816.40	5,459.61	7,943.39
d	)	Power	132.31	225.55	553.74	598.62	804.34
e	)	Others	124.86	166.83	486.56	466.54	612.79

		Total	8,332.82	6,700.35	20,385.99	17,510.80	24,733.12

Less:		Inter Segment Revenues	38.50	31.07	138.19	157.44	232.52

		Net Sales/Income from Operations	8,294.32	6,669.28	20,247.80	17,353.36	24,500.60

2		Segment Results
		(Profit before tax & interest)
a	)	Copper	194.28	140.56	539.89	426.56	641.84
b	)	Aluminium	119.42	63.73	280.83	215.09	378.21
c	)	Zinc, Lead and Silver	1,429.69	1,305.93	3,337.62	2,999.08	4,446.42
d	)	Power	19.15	106.18	193.36	251.92	342.04
e	)	Others	(7.06)	9.74	47.33	(3.73)	10.38

		Total	1,755.48	1,626.14	4,399.03	3,888.92	5,818.89

Less:		Interest & Finance Charges	70.54	149.84	197.07	290.79	292.42
Add:		Other unallocable income net off expenses	452.04	337.14	1,660.72	892.74	1,412.51
Less:		Exceptional expenses	4.10	273.53	25.26	296.95	296.96

		Profit before tax	2,132.88	1,539.91	5,837.42	4,193.92	6,642.02

3		Capital Employed
		(Segment Assets less Segment Liabilities)
a	)	Copper	4,551.63	3,264.18	4,551.63	3,264.18	3,872.22
b	)	Aluminium	7,148.26	5,734.53	7,148.26	5,734.53	5,923.70
c	)	Zinc, Lead and Silver	11,350.03	6,869.40	11,350.03	6,869.40	7,179.35
d	)	Power	7,642.22	6,043.84	7,642.22	6,043.84	6,466.94
e	)	Others	243.40	326.24	243.40	326.24	364.18
f	)	Unallocable	19,052.29	21,452.21	19,052.29	21,452.21	21,615.17

		Total	49,987.83	43,690.40	49,987.83	43,690.40	45,421.56

		As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

		The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver and effective December 2010 also including the zinc operations in Namibia (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The consolidated and standalone results for the quarter and nine months ended 31st December 2010 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 25th January 2011 approved the above results and their release.

2	Exceptional expenses includes a) Rs 4.10 crore for the quarter and Rs 25.26 crore for nine months ended 31st December 2010 represents amount incurred under Voluntary Retirement Scheme at a subsidiary engaged in Zinc, lead & Silver and Aluminium operations, b) Rs 273.53 crores towards termination of purchase and sale agreement and legal expenses in connection with ASARCO acquisition for the quarter and nine months ended 31st December 2009 and also Rs. 23.42 crores paid/payable under Voluntary Retirement Scheme at a subsidiary engaged in aluminium operations for the nine months ended 31st December 2009.

3	Earnings Per Share for the quarter ended 31st December 2009, nine months ended 31st December 2009 and Year ended 31st March 2010 have been reworked to give the effect of subdivision and bonus shares issued during the nine months period ended 31st December 2010 in accordance with Accounting Standard (AS) 20 on “Earnings Per Share” .

4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 3.51 crore for the nine months ended 31st December 2010 (corresponding previous nine months Rs. 3.51 crore) and the net profit after tax for the nine months ended 31st December 2010 being lower by Rs.2.34 crore (corresponding previous nine months Rs. 2.31 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been higher by Rs 27.68 crore and lower by Rs. 204.33 crore for the quarter and nine months period ended 31st December 2010, interest & finance charges would have been lower by Rs 22.62 crore and Rs 66.95 crore for the quarter and nine months period ended 31st December 2010 and profit after tax would have been higher by Rs. 33.53 crore and lower by Rs 103.37 crore for the quarter and nine months period ended 31st December 2010 respectively.

6	On the Special Leave Petition (SLP) filed by the Company, Honourable Supreme Court of India has stayed the operation of the order of Madras High Court directing the closure of Copper Smelter at Tuticorin and matter is pending before the honourable Supreme Court.

7	a)	Pursuant to the share purchase agreement, dated 9th May, 2010 between inter alia Vedanta Resources Plc (the Company’s Holding Company) and Anglo American Services (UK) Ltd. (Anglo American) for the acquisition of Companies comprising the Anglo American’s zinc division (Anglo zinc assets in Namibia, Ireland & South Africa) for a total cash consideration of USD 1,338 million subject to certain adjustments, in December 2010, the Company (through its wholly owned subsidiary, Sterlite Infra Limited) completed the acquisition of its Zinc assets in Namibia for a cash consideration of USD 706.66 million. The acquisition of the remaining Zinc assets (in Ireland and South Africa) are in progress.

	b)	Following Companies have become subsidiaries during the quarter ended 31st December 2010- THL Zinc Ventures Ltd, THL Zinc Ltd, Anglobase Namibia Holdings (Pty) Ltd, Anglobase Namibia (Pty) Ltd, Skorpion Mining Company (Pty) Ltd, Namzinc (Pty) Ltd, Amica Guesthouse (Pty) Ltd. and Rosh Pinah Health Care (Pty) Ltd.

	c)	(Increase)/Decrease in stock in trade includes stocks arising on the acquisition of Anglo base Namibia Holdings (Pty) Ltd. amounting to Rs 93.84 crore.

8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

9	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

					Rs. in crore
					Previous
	Quarter ended	Quarter ended	Nine Months	Nine Months ended	accounting Year
	31.12.2010	31.12.2009	ended 31.12.2010	31.12.2009	ended 31.03.2010
Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net Sales/Income from Operations	4,378.41	3,611.99	10,468.80	9,592.86	13,114.28
Profit Before Tax after exceptional items	386.22	(38.14)	1,508.33	349.57	947.80
Profit After Tax after extraordinary items	316.38	2.19	1,136.68	324.40	831.50

10	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st December 2010: Beginning 1, Received 31, Disposed off 32, Pending 0.

11	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary. In view of note 7 above, the results of the current quarter and nine months are not strictly comparable to the corresponding periods of the previous year.
By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 25th January 2011	Chairman